Exhibit 21.1

List of Subsidiaries of LifeSci Acquisition II Corp.

Name of Subsidiary	Jurisdiction of Organization

LifeSci Acquisition II Merger Sub, Inc.	Delaware

List of Subsidiaries of Science 37, Inc.

Name of Subsidiary	Jurisdiction of Organization

Science 37 s.r.o	Slovak Republic
Science 37 Switzerland GmbH	Switzerland